FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 23, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC

CONTINUES TO POST STRONG REVENUE AND SUBSTANTIAL VOLUME GROWTH ACROSS ALL SEGMENTS

IN THIRD QUARTER AND NINE MONTHS OF 2010

Moscow, Russia — December 23, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the third quarter and nine months ended September 30, 2010.

Highlights for the third quarter and nine months of 2010

•                  Group revenue increased 18.8% year-on-year to US$1,895.9 million in the first nine months of 2010, and 22.3% year-on-year to US$640.9 million in the third quarter of 2010, driven primarily by strong volume growth across all business segments

•                  Group gross profit grew 4.5% to US$576.6 million in the first nine months of 2010 from US$551.9 million in the same period last year, and 6.5% to US$200.8 million in the third quarter of 2010 from US$188.6 million in the third quarter of 2009

•                  Group gross margin declined 420 basis points year-on-year to 30.4% in the first nine months of 2010, as a result of continued pressure of raw milk costs

•                  EBITDA(1) was US$239.6 million in the first nine months of 2010 compared to US$246.6 million in the same period of 2009

•                  Net income declined to US$92.7 million in the first nine months of 2010 from US$109.4 million in the first nine months of 2009

“Yet again we delivered strong volume growth in each of our business segments,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “Our strong sales growth and stable bottom line, despite record raw milk prices, are a testament to our ability to adjust our sales mix, the power of our brands and the strength of relationships with our suppliers, our customers and our consumers.”

“We saw a robust 15% jump in group volumes in the third quarter and 10% increase for the first nine months of the year. The unusually hot summer led to an unprecedented spike in raw milk prices which has affected all players. Our long-term supplier relationships allowed us to manage this challenge better than others and our unrelenting focus on cost and supply chain management helped us reduce the impact on our margins. In particular, we were pleased by our ability to deliver sequential improvement in our dairy gross margins of 60 basis points during the third quarter.”

“Group revenue increased 22.3% in the third quarter of 2010 from the same period a year ago to $640.9 million, driven by volume growth across all of our business segments.”

“We are also very pleased with the recently announced agreement with PepsiCo. This transaction is a great vote of confidence in the Russian market and recognizes the value of Wimm-Bill-Dann’s strong, high-growth platform and product portfolio, while bringing tremendous value to our shareholders. PepsiCo is a global leader in the food and beverage industry and we are excited about the opportunities that this deal brings. Together we will be the largest FMCG company in Russia with a comprehensive portfolio of products and an unmatched distribution network that will deliver benefits to our shareholders, customers, suppliers and employees,” concluded Mr. Maher.

(1)  Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators for the nine months and 3Q 2010 vs. 2009

	9M 2010	9M 2009	Change	3Q 2010	3Q 2009	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	1,895.9	1,595.6	18.8%	640.9	524.1	22.3%
Dairy	1,318.0	1,115.4	18.2%	456.4	368.7	23.8%
Beverages	349.8	303.4	15.3%	110.1	93.6	17.7%
Baby Food	228.2	176.8	29.1%	74.4	61.9	20.2%
Gross profit	576.6	551.9	4.5%	200.8	188.6	6.5%
Gross margin, %	30.4%	34.6%	(420 bp )	31.3%	36.0%	(470 bp )
Selling and distribution expenses	(317.8)	(272.3)	16.7%	(117.9)	(87.8)	34.4%
General and administrative expenses	(95.4)	(97.1)	(1.7)%	(31.9)	(33.3)	(4.1)%
Operating income	154.2	177.1	(12.9)%	48.4	65.3	(25.8)%
Financial expenses, net	(29.0)	(31.8)	(8.8)%	(16.9)	(5.9)	184.1%
Net income	92.7	109.4	(15.2)%	21.0	44.5	(52.7)%
EBITDA	239.6	246.6	(2.8)%	80.0	88.2	(9.4)%
EBITDA margin, %	12.6%	15.5%	(290 bp )	12.5%	16.8%	(430 bp )
CAPEX excluding acquisitions	105.0	76.8	36.7%	39.6	30.9	28.2%

Dairy

Sales in the Dairy Segment increased 18.2% to US$1,318.0 million in the first nine months of 2010 from US$1,115.4 million in the same period of 2009. Sales growth was driven primarily by strong volumes as well as pricing. The average dollar selling price increased 14.2% to US$1.20 per 1 kg in the first nine months of 2010 from US$1.05 per 1 kg in the same period last year. We continued to see a pressure from raw milk costs through the third quarter of 2010. Our raw milk purchasing price increased year-on-year in US dollar terms 40.8% in the first nine months, and 53.5% in the third quarter of 2010. As a result, our gross margin in the Dairy Segment declined to 23.9% in the first nine months of 2010 from 31.1% in the same period last year. However, gross margin improved to 25.6% in the third quarter of 2010.

Beverages

Beverages continued to outperform the market winning market share and accelerating volume growth. Sales in the Beverage segment increased 15.3% to US$349.8 million in the first nine months of 2010 compared to US$303.4 million in the same period of 2009. The growth was driven by solid volumes, offset partially by mix effect. The average dollar selling price decreased 1.9% to US$0.74 per liter in the first nine months of 2010 from US$0.75 per liter in the same period last year. Gross margin in Beverages increased to 43.7% in the first nine months of 2010 from 39.2% in the same period last year due to improved efficiency and lower input costs. Gross margin in Beverages increased to 44.4% in the third quarter of 2010 from 40.1% in the third quarter of 2009.

Baby Food

The Baby Food Segment demonstrated traditionally strong volume growth and improved market position. Sales in Baby Food increased 29.1% to US$228.2 million in the first nine months of 2010 from US$176.8 million in the same period last year driven mainly by growth in volumes. The average dollar selling price increased 6.1% to US$1.87 per kg in the first nine months of 2010 from US$1.76 per kg in the first nine months of 2009. Gross margin in the Baby Food Segment decreased to 47.5% in the first nine months of 2010 from 49.0% in the first nine months of 2009 due to slight changes in mix.

Key Cost Elements

In the first nine months of 2010, selling and distribution expenses increased 16.7% to US$317.8 million from US$272.3 million in the same period last year, mainly due to higher transportation and personnel expenses. At the same time as a percentage of sales, selling and distribution expenses decreased to 16.8% in the first nine months of 2010 from 17.1% in the first nine months of 2009. General and administrative expenses decreased 1.7% to US$95.4 million in the first nine months of 2010 from US$97.1 million in the same period last year. General and administrative expenses, as a percentage of sales, decreased to 5.0% in the first nine months of 2010 from 6.1% in the same period of 2009.

Operating profit decreased 12.9% year-on-year to US$154.2 million in the first nine months of 2010.

EBITDA declined 2.8% year-on-year to US$239.6 million in the first nine months of 2010. EBITDA margin declined to 12.6% in the first nine months of 2010 compared to 15.5% in the same period last year.

In the first nine months of 2010, financial expenses decreased 8.8% to US$29.0 million compared to US$31.8 million in the same period of 2009. However, in the third quarter of 2010, financial expenses increased to US$16.9 million compared to US$5.9 million in the third quarter of 2009. This was mainly due to increased interest expense which amounted to US$14.6 million in the third quarter of 2010 compared to US$7.7 million in the third quarter of the last year.

Our effective tax rate increased to 24.9% in the first nine months of 2010 from 24.1% in the same period of 2009.

Net Income

In the first nine months of 2010, net income decreased 15.2% year-on-year to US$92.7 million.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	9 months ended September 30, 2010		9 months ended September 30, 2009
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	92.7	4.8%	109.4	6.9%
Add: Depreciation and amortization	85.4	4.5%	69.4	4.4%
Add: Income tax expense	31.2	1.6%	35.0	2.2%
Add: Interest expense	31.2	1.65%	22.8	1.4%
Less: Interest income	(2.7)	(0.1)%	(3.7)	(0.2)%
Add: Currency remeasurement (gains)/losses, net	(0.9)	(0.05)%	10.2	0.6%
Add: Bank charges	1.6	0.1%	2.1	0.1%
Add: Noncontrolling interests	1.3	0.1%	0.9	0.1%
Add: Other	(0.2)	(0.01)%	0.5	0.03%

EBITDA	239.6	12.6%	246.6	15.5%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and noncontrolling interests. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP. Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	September 30,	December 31,
	2010	2009
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$41,184	$248,521
Trade receivables, net	147,935	112,083
Inventory, net	285,583	191,334
Taxes receivable	39,654	32,304
Advances paid	42,114	22,678
Deferred tax asset	18,092	15,159
Other current assets	485,957	19,381
Total current assets	1,060,519	641,460

Non-current assets:
Property, plant and equipment, net	720,098	699,996
Intangible assets, net	42,245	38,688
Goodwill	105,091	105,643
Deferred tax asset — non-current portion	2,250	1,415
Other non-current assets	2,456	1,602
Total non-current assets	872,140	847,344
Total assets	$1,932,659	$1,488,804

Wimm-Bill-Dann Foods

Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share data)

	September 30, 2010	December 31, 2009
	(unaudited)	(audited)
Liabilities and equity
Current liabilities:
Trade accounts payable	$161,117	$135,825
Advances received	11,542	10,762
Short-term loans	27,721	4,521
Long-term loans, current portion	257,798	22,308
Long-term notes payable, current portion	184,709	185,835
Taxes payable	15,119	13,667
Accrued liabilities	99,652	54,969
Other payables	37,822	28,249
Total current liabilities	795,480	456,136

Long-term liabilities:
Long-term loans	360,253	285,998
Other long-term payables	27,532	21,215
Deferred taxes — long-term portion	22,005	22,179
Total long-term liabilities	409,790	329,392
Total liabilities	1,205,270	785,528

Equity
Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 41,330,522 shares outstanding as of September 30, 2010 and 41,846,022 shares outstanding as of December 31, 2009	29,908	29,908
Share premium account	163,570	163,781
Treasury stock, at cost	(78,994)	(54,802)
Accumulated other comprehensive loss:
Currency translation adjustment	(34,954)	(32,167)
Retained earnings	638,335	587,160
Equity attributable to shareholders of WBD Foods	717,865	693,880

Equity attributable to noncontrolling interests	9,524	9,396
Total equity	727,389	703,276
Total liabilities and equity	$1,932,659	$1,488,804

Wimm-Bill-Dann Foods

Consolidated Statements of Income

(unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Nine months ended September 30,
	2010	2009
Sales	$1,895,923	$1,595,599

Cost of sales	(1,319,349)	(1,043,665)
Gross profit	576,574	551,934

Selling and distribution expenses	(317,834)	(272,303)
General and administrative expenses	(95,445)	(97,099)
Other operating expenses, net	(9,058)	(5,427)

Operating income	154,237	177,105

Financial income and expenses, net	(28,986)	(31,788)
Income before provision for income taxes	125,251	145,317

Provision for income taxes	(31,188)	(34,958)
Consolidated net income	$94,063	$110,359

Net income attributable to noncontrolling interest	(1,333)	(944)

Net income attributable to WBD Foods shareholders	$92,730	$109,415
Net income per common share attributable to WBD Foods shareholders — basic and diluted	$2.24	$2.55

Weighted average number of common shares outstanding, basic and diluted	41,413,305	42,917,970

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows
(unaudited)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30,
	2010	2009
Cash flows from operating activities:
Consolidated net income	$94,063	$110,359
Adjustments to reconcile consolidated net income to net cash provided by operating activities	87,383	78,577
Changes in operating assets and liabilities	(84,916)	1,082
Net cash provided by operating activities	96,530	190,018

Cash flows from investing activities:
Cash paid for property, plant and equipment and intangible assets	(103,416)	(86,100)
Other cash used in investing activities	(47)	(4)
Proceeds from disposal of property, plant and equipment	3,129	1,747
Other investing activities	482	308
Net cash used in investing activities	(99,852)	(84,049)

Cash flows from financing activities:
Cash paid for acquisition of noncontrolling interests	(364)	(1,947)
Proceeds from bonds and notes payable, net of debt issuance costs	331,206	96,945
Short-term loans and notes, net	23,338	(184,257)
Repayment of long-term loans and notes	(19,191)	(29,585)
Proceeds from long-term loans, net of debt issuance costs	1,199	5,663
Repayment of finance lease payables	(6,723)	(7,626)
Dividends paid	(40,834)	(544)
Cash paid for treasury stock acquisition	(24,192)	(33,870)
Other finance activities	566	—
Restricted cash for treasury stock acquisition	(470,000)
Net cash used in financing activities	(204,995)	(155,221)

Impact of exchange rate differences on cash and cash equivalents	980	(22,053)
Net decrease in cash and cash equivalents	(207,337)	(71,305)
Cash and cash equivalents, at beginning of period	248,521	277,252
Cash and cash equivalents, at the end of period	$41,184	$205,947

- Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 38 manufacturing facilities in Russia, Ukraine, Central Asia and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score is the highest among Russian companies and reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date: December 23, 2010